SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 000-26368

                           NOTIFICATION OF LATE FILING

      (Check One):
      |_| Form 10-K  |_| Form 11-K  |_| Form 20-F  |X| Form 10-Q  |_| Form N-SAR

      For Period Ended: June 30, 1999

      |_| Transition Report on Form 10-K
      |_| Transition Report on Form 20-F
      |_| Transition Report on Form 11-K
      |_| Transition Report on Form 10-Q
      |_| Transition Report on Form N-SAR

      For the Transition Period Ended: ____________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  Transmedia Asia Pacific, Inc.
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Former name if applicable

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Address of principal executive office (Street and number)
11 St. James Square
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City, state and zip code  London SW1Y 4LB England
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                                     PART II
                             RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X|  (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|  (b)    The subject annual report, semi-annual report, transition report on
            Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date;
            or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|  (c)    The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      Since the end of the quarter, management has been extensively involved in completing the acquisition of DSS Direct Connect L.L.C. other business projects on behalf of the Company. This has caused a delay in management's ability to coordinate and complete preparation and filing of the Form 10-QSB on a timely basis.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

Walter M. Epstein, Esq.                             (212)        468-4911
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(Name)                                           (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                  |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Revenues for the three month period ended June 30, 1999 decreased by 35%. The net loss for such period decreased by 7%. Revenues for the nine month period ended June 30, 1999 decreased by 8%. The net loss for such period decreased by 34%.

                          Transmedia Asia Pacific, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  August, 1999                    By   /s/ Paul Harrison
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                                      Name:  Paul Harrison

            Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
      Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)